UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AVENUE THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

05360L205
(CUSIP Number)

A.S. Kumar
General Counsel, Cipla Limited

c/o

InvaGen Pharmaceuticals Inc.
Site B, 7 Oser Ave.
Hauppauge, New York 11788
Tel: +1 (631) 231-3233

with a copy to:

Avner Bengera

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

Tel: +1 (212) 408-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2022
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
INVAGEN PHARMACEUTICALS INC. 20-1420845
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CIPLA (EU) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CIPLA LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

This Amendment No. 3 (this “Amendment”) to Schedule 13D (as so amended, “Schedule 13D”) amends the statement on Schedule 13D (the “Original Schedule 13D”) jointly filed on behalf of (i) InvaGen Pharmaceuticals Inc., a New York corporation ("InvaGen"), (ii) Cipla (EU) Limited, a company incorporated in the United Kingdom ("Cipla EU"), and (iii) Cipla Limited, a company incorporated in India ("Cipla Limited") (each of InvaGen, Cipla EU and Cipla Limited, a "Reporting Person", and collectively, the "Reporting Persons") on November 23, 2018, as amended by Amendment No. 1 to the Original Schedule 13D filed on February 11, 2019, as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on July 25, 2022, with respect to shares of common stock (“Shares”) of Avenue Therapeutics, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used but not defined in this Amendment have the respective meanings ascribed to them in the Original Schedule 13D. This Amendment is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On September 22, 2022, the Issuer completed a 1-for-15 reverse split, resulting in the 5,833,333 Shares previously reported as beneficially owned by the Reporting Persons becoming 388,888 Shares (the “InvaGen Shares”). Pursuant to the terms of the previously announced Stock Repurchase Agreement, dated July 25, 2022, among InvaGen, Fortress Biotech, Inc. and the Issuer, the Issuer repurchased the InvaGen Shares from InvaGen for an aggregate purchase price of $3,000,000 (the "Share Repurchase"). The Share Repurchase closed on October 11, 2022. In addition, as a result of the Share Repurchase and concurrent termination of the Voting and Support Agreement, dated November 12, 2018 (the “Support Agreement”), by and among InvaGen, Madison Pharmaceuticals Inc. and the Issuer, which was disclosed in the Original Schedule 13D, the Reporting Persons no longer have beneficial ownership of the 4,826,89 Shares previously reported as beneficially owned by the Reporting Persons in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b)	As of the date hereof, the Reporting Persons no longer have beneficial ownership of any Shares.

(c)	Except as set forth in Item 4 of this Schedule 13D, as amended, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the Shares during the past 60 days.

(d)	No other person has the power to direct the receipt of dividends from, or the proceeds from the sale of, the InvaGen Shares. The Reporting Persons have no right to receive dividends from, or the proceeds from the sale of, the Shares covered by the Voting and Support Agreement.

(e)	As of October 11, 2022, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Shares.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2022

INVAGEN PHARMACEUTICALS INC.

By:	/s/ Deepak Agarwal
Name:	Deepak Agarwal
Title:	Director

CIPLA (EU) LIMITED

By:	/s/ Anchal Sultania
Name:	Anchal Sultania
Title:	Director

CIPLA LIMITED

By:	/s/ A.S. Kumar
Name:	A.S. Kumar
Title:	Global General Counsel and Executive Vice President

Annex A

Directors and Executive Officers of the Reporting Persons

InvaGen Pharmaceuticals Inc.

The name, business address, present principal occupation and citizenship of each director and executive officer of InvaGen Pharmaceuticals Inc. (“InvaGen”) are set forth below. If no address is given, the business address of each person listed below is 7 Oser Avenue, Hauppauge, New York 11788.

Name	Present Principal Occupation and Business Address	Citizenship
Umang Vohra	Director of InvaGen	India

Samina Hamied	Director of InvaGen	India

Robert Stewart	Director of InvaGen	United States

Srinivas Mallavarapu	Director of InvaGen	United States

Arunesh Verma	Director, President and Chief Executive Officer of InvaGen	United States

Deepak Agarwal	Director, Chief Financial Officer of InvaGen	India

Vaibhav Kukreja	Secretary and Treasurer of InvaGen	India

Cipla (EU) Limited

The name, business address, present principal occupation and citizenship of each director and executive officer of Cipla (EU) Limited (“Cipla EU”) are set forth below. If no address is given, the business address of each person listed below is Dixcart House, Addlestone Road, Bourne Business Park, Addlestone, Surrey, KT15 2LE, United Kingdom.

Name	Present Principal Occupation and Business Address	Citizenship
Samina Hamied	Executive Chairperson of Cipla EU	India

Gillian Latham	Director of Cipla EU	United Kingdom

Ashok Sinha	Director of Cipla EU	India

Nishant Saxena	Director of Cipla EU	India

Anchal Sultania	Director of Cipla EU	India

Peter Robertson	Secretary of Cipla EU	United Kingdom

Cipla Limited

The name, business address, present principal occupation and citizenship of each director and executive officer of Cipla Limited (“Cipla Limited”) are set forth below. If no address is given, the business address of each person listed below is Cipla House, Peninsula Business Park, Ganapatrao Kadam Marg, Lower Parel West, Mumbai, Maharashtra 400013, India.

A-1

Name	Present Principal Occupation and Business Address	Citizenship
Y.K. Hamied	Non-Executive Chairman of Cipla Limited	India

M.K. Hamied	Non-Executive Vice-Chairman of Cipla Limited	India

Samina Hamied	Executive Vice-Chairperson of Cipla Limited	India

Umang Vohra	Managing Director and Global Chief Executive Officer of Cipla Limited	India

S. Radhakrishnan	Director of Cipla Limited	India

Ashok Sinha	Director of Cipla Limited	India

Dr. Peter Mugyenyi	Director of Cipla Limited	Uganda

Adil Zainulbhai	Director of Cipla Limited	United States

Punita Lal	Director of Cipla Limited	India

Naina Lal Kidwai	Director of Cipla Limited	India

Robert Stewart	Director of Cipla Limited	United States

P.R. Ramesh	Director of Cipla Limited	India

Dinesh Jain	Interim Chief Financial Officer of Cipla Limited	India

Rajendra Chopra	Company Secretary of Cipla Limited	India

A-2